Exhibit 99.12

Consent of Mauricio Castañeda

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "Technical Report on the Titiribi Project, Department of Antioquia, Colombia" dated effective June 14, 2021; (ii) the references to, and the information derived from, the technical report entitled “NI 43-101 Technical Report, GoldMining Inc. and Preliminary Economic Assessment, La Mina Project, Antioquia, Republic of Colombia", dated effective January 12, 2022; and (iii) the references, as applicable, to the undersigned's name, which are included in or incorporated by reference in the (a) Annual Information Form for the fiscal year ended November 30, 2021 of GoldMining Inc. (the "Company") being filed as an exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended November 30, 2021, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-255705) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Mauricio Castañeda
Mauricio Castañeda, MAIG

Dated: February 28, 2022